UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-36427

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CHEETAH MOBILE INC.
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Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli, Chaoyang District

Beijing 100024

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cheetah Mobile Announces Changes in Board of Directors

Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”) today announced the appointment of Ms. Bo Peng and Mr. Edward Mingyan Sun as directors to its board of directors (the “Board”), effective July 1, 2024.

Ms. Bo Peng is currently an assistant president and the legal director of Kingsoft Corporation Limited (HKEx: 03888). Ms. Peng joined the legal department of Kingsoft Corporation Limited in 2004 and since then has been fully responsible for its legal affairs. In September 2013, she became the assistant president of Kingsoft Corporation Limited. At present, Ms. Peng is mainly responsible for legal compliance, intellectual property, supply chain, administrative management of Kingsoft Corporation Limited and she has extensive experience in these areas. At the same time, Ms. Peng serves as a supervisor of Kingsoft Office (SSE STAR Market: 688111) and the secretary-general of Beijing Kingsoft Foundation. Ms. Peng graduated from the University of Science and Technology Beijing in 2001 with a bachelor’s degree in law.

Mr. Edward Mingyan Sun is currently the Company's senior vice president. Edward joined Cheetah Mobile in 2010 and has been in charge of various mobile products, including CM Launcher, Clean Master, Security Master, Cheetah Browser for both PC and mobile, and Duba Antivirus. Prior to Cheetah Mobile, Edward worked at Qihoo 360 and Trent Micro, serving in various management roles. Edward received his college degree and continued his post-graduate studies at the University of Science and Technology of China.

The Company also announced the resignation of Mr. Tao Zou as a director of the Company, effective July 1, 2024. Mr. Zou’s resignation did not result from any disagreement with the Company.

After the changes, the Board will consist of seven members, three of whom will be independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer

Date: July 1, 2024